DeMint Law, PLLC

3753 Howard Hughes Parkway	Telephone:	(702) 586-6436
Second Floor, Suite 314	Facsimile:	(702) 442-7995
Las Vegas, Nevada 89169	email:	anthony@demintlaw.com

August 16, 2011

VIA EDGAR

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rubicon Financial Incorporated
Form 10-K
Filed March 31, 2011
File No. 000-29315 (the “Annual Report”)

Dear Mr. Woody:

We have set forth below the responses of Rubicon Financial Incorporated (“Rubicon” or the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated August 1, 2011.  For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies and Procedures

Principles of Consolidation, page F-6

1.
Comment: We note your disclosure that you disposed of Rubicon Real Estate and Mortgages and Rubicon Financial Insurance Services, Inc during the year. Please provide us with a schedule detailing the operations of these two subsidiaries for the years ended December 31, 2010 and December 31, 2009. To the extent the operations of these subsidiaries were material to the operations of the company for either year, explain to us why they have not been classified as discontinued operations.

Response: A detailed schedule of activity for Rubicon Real Estate and Mortgages (RREM) and Rubicon Financial Insurance Services (RFIS) for 2009 and 2010 are below.  Intercompany revenues have been eliminated in the consolidation process.

Rubicon Financial Incorporated
SEC Response Letter
August 15, 2011

For 2010, RFIS accounted for 1.00% of total consolidated revenues and 1.23% of total consolidated expenses.  The net loss from RFIS of $39,405 accounted for 4.67% of the total consolidated comprehensive net loss.  For 2010, RREM accounted for 0% of the total consolidated revenues and 0.04% of the consolidated expenses.  The net loss from RREM of $5,992 accounted for 1.03% of the total consolidated loss.  Due to these very minimal numbers, Rubicon management determined that both subsidiaries were immaterial to the consolidated information and not classified as discontinued operations on the 2010 financial statements.

	The Year Ended
	December 31,
	2010	% of totals
Revenue
Insurance services	$145,226	1.00%
Mortgage services	-	0.00%
Brokerage services	14,291,411
	14,436,637
Expenses
Insurance services	184,631	1.23%
Mortgage services	5,992	.04%
Brokerage services	14,073,756
Corporate	749,382
	15,013,761
Net loss	$(577,124)

For 2009, RFIS accounted for 4.25% of total consolidated revenues and 3.67% of total consolidated expenses.  The net gain from RFIS of $54,141 accounted for 8.07% of the total consolidated comprehensive net loss.  For 2009, RREM accounted for 0.22% of the total consolidated revenues and 0.19% of the consolidated expenses.  The net gain from RREM of $2,883 accounted for 0.62% of the total consolidated loss.  Due to these very minimal numbers, Rubicon management determined that both subsidiaries were immaterial to the consolidated information and not classified as discontinued operations on the 2009 financial statements.

	The Year Ended December 31,
	2009	% of totals
Revenue
Insurance services	$527,293	4.25%
Mortgage services	27,513	0.22%
Brokerage services	11,845,382
	12,400,188
Expenses
Insurance services	473,152	3.67%
Mortgage services	24,630	0.19%
Brokerage services	11,156,380
Corporate	1,213,986
	12,868,148
Net loss	$(467,960)

Rubicon Financial Incorporated
SEC Response Letter
August 15, 2011

Note 5 – Marketable securities, page F-12

2.
Comment: Explain to us how you have met all the disclosure requirements of ASC Topics 320-10-50-6 through 320-10-50-8. In addition, explain to us how you have applied the guidance in ASC Topic 320-10-35 in determining that your investments in marketable securities did not suffer an other than temporary impairment.

Response: The disclosure in Rubicon’s December 31, 2010 10-K relating to its marketable securities as of December 31, 2010 read as follows:

“The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders’ equity.

As of December 31, 2010, the Company held securities with an aggregate cost of $1,274,710 and a fair market value, based on published prices, of $193,633.  The accumulated unrealized loss on these securities is $1,081,077 as of December 31, 2010 and is shown as accumulated other comprehensive loss on these financial statements.  The unrealized loss on securities during the year ended December 31, 2010 was $266,453 and is shown as other comprehensive loss on these financial statements.”

Rubicon has added additional disclosures in its Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on August 15, 2011, and plans to continue the additional disclosures in future filings in accordance with ASC Topics 320-10-50-6 through 320-10-50-8 to include aggregate fair value of investments and aggregate amount of unrealized losses as of each date for which a statement of financial position is presented.  This disclosure will be segregated by those investments that have been in a continuous unrealized loss position for less than one year and those that have been in a continuous unrealized loss position for more than one year.

Note 6 – Notes receivable, page F-13

3.
Comment: We note that you have received a judgement in your favor as it relates to your note receivable with Marc Riviello on June 8, 2010. We further note that the note remains outstanding as of the end of the first quarter 2011. Please provide us with an update on the collection efforts related to this note receivable and explain to us how you were able to arrive at the conclusion that the full amount of the note will be collected. Additionally, tell us whether the company continues to accrue interest on this note.

Response: Rubicon received a judgment against Mr. Riviello in June of 2010 for $141,037.17 and has been seeking to collect on the judgment. Rubicon initially engaged the same counsel it utilized to obtain the judgment to pursue collections; however, this counsel did not specialize in collections. Rubicon has entered into discussions with replacement counsel to pursue collections on the note and Rubicon management believes it will be able to collect the entire amount of the judgment. However, Rubicon management intends to reevaluate the collectability of the note throughout the balance of 2011 and modify disclosures if necessary. Rubicon accrues $1,500 per quarter as interest on the note.

Rubicon Financial Incorporated
SEC Response Letter
August 15, 2011

Note 8 – Related Party Transactions, page F-14

4.
Comment: We note that you sold RFIS to an officer of the company in return for 50,000 shares of the company’s common stock valued at $19,000. Explain to us how this transaction resulted in the company recognizing a gain of $156,554.

Response: Rubicon Financial Insurance Services (RFIS) was sold on September 30, 2010 to the President of that subsidiary.  The buyer returned 50,000 shares of stock owned personally, which had a fair value of $19,000 as of the transaction date.  At the time of the transaction, RFIS had $27,978 in assets including cash, accounts receivable, prepaid expenses, and fixed assets net of accumulated depreciation.  RFIS also had $165,532 in liabilities including accounts payable, deferred revenue, and notes payable.  The buyer received all of the assets and assumed all of the liabilities in the transaction making the net worth of the subsidiary ($137,554).  This amount along with the $19,000 fair market value of the stock returned makes up the $156,554 gain on sale of the subsidiary that is shown in other income on the 2010 consolidated statement of operations.  This amount represents 1.08% of total consolidated revenues for the year ended December 31, 2010.

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact the undersigned at 702-586-6436.

Respectfully submitted,

/s/ Anthony N. DeMint

Anthony N. DeMint
For the firm
DeMint Law, PLLC

cc:           Mr. Robert Telewicz, Securities and Exchange Commission
Mr. Joseph Mangiapane, Jr., Rubicon Financial Incorporated